UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

Mixed Martial Arts Group Limited reports that following completion of its public offering in June 2025, the Company’s capital structure consists exclusively of common stock. The Company has no outstanding debt obligations to external lenders. The revolving note facility entered into in April 2025 was terminated following full repayment of that facility upon completion of the June 2025 public offering. The Company’s capital structure contains no convertible notes, preference shares, or warrants with variable pricing features.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: October 7, 2025	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer

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